Exhibit 99.1

COSCIENS Biopharma Inc. Provides Updates on Merger Integration, Management Succession Plans and Ongoing Development Programs

TORONTO, ONTARIO, September 23, 2024 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today provided an update on the progress of its merger integration with Ceapro Inc. (“Ceapro”), including planned changes to its management team and advancements across its current business.

“With the initial integration efforts now well underway, I believe now is the ideal time for the next generation of leaders to make their mark on the future of COSCIENS. To that end, with my full support, our Board has engaged an executive recruiting firm to identify the next President and CEO of COSCIENS. I remain fully committed to lead and support COSCIENS while that search is underway and will provide whatever support my successor needs through the transition,” stated Gilles Gagnon, M.Sc., MBA, President and CEO of COSCIENS.”

Mr. Gagnon added, “The reason for creating COSCIENS and the stated goals of the Aeterna Zentaris (now COSCIENS) and Ceapro combination was, and remains:

●	broadening the revenue base, product offering and pipeline;

●	evaluating our combined product portfolio in an effort to create a mix of near-term revenue generating products with longer term, potentially higher reward products, while also diversifying our respective risks;

●	right-sizing our administrative costs and prioritize capital with a clear focus on products and programs that have the best chance to succeed and create value inflection points; and

●	taking steps to recruit future leadership talent and expertise to execute on our strategy and take COSCIENS to the next level.

The first two goals will take time to achieve – we want to ensure that we are looking at comprehensive data and market information when making key product related decisions. We also want to ensure that the next President and CEO will have a voice in key decisions as they chart the future direction of COSCIENS.”

Management has already initiated and is continuing towards further cost reduction measures, including efforts to right size the combined business through the elimination of a number of managerial and technical positions. As part of those efforts, COSCIENS is also reducing the spend on certain programs pending completion of data review.

The Company continues to review the results from the Phase 3 DETECT-Trial of macimorelin for the treatment of childhood growth hormone deficiency (“CGHD”) and, while that is occurring, is looking for opportunities to reduce its associated spend while still supporting macimorelin in its approved indication, adult human growth hormone deficiency. The Company has also made the decision to discontinue further spend on the preclinical research program to evaluate the potential use of macimorelin for the treatment of amyotrophic lateral sclerosis (“ALS”). The ALS program has taken far longer and will cost more than was first anticipated and the Company does not have sufficient confidence from the data obtained to date that it will ultimately provide the much needed treatment for ALS patients that it once hoped.”

Development Projects Update

Pharmaceuticals:

Avenanthramides tablets – Anti-inflammatory product

●	The Single Ascending Dose (“SAD”) arm of the Company’s Phase 1 safety and tolerability study has been completed with 48 healthy subjects with no significant clinical adverse events. The Montreal Heart Institute will now enroll 24 additional subjects, each of them receiving specific ascending doses. The Phase 1 study is expected to be completed by year-end.

Yeast beta glucan (“YBG”) – Anti-fibrotic product

●	Pre-clinical studies successfully conducted over the last four years with researchers at McMaster University were published on September 9, 2024 in the prestigious publication, Biomaterials Scientific Journal. The data published demonstrated that PGX-processed yeast beta glucan (PGX-YBG) is respirable and able to safely and reliably reprogram cells (macrophages) responsible for the development of fibrotic disease like lung fibrosis in pre-clinical models.

AIM Biologicals – Parkinson’s Disease (“PD”)

●	An abstract related to the Company’s AIM Biologicals PD development program was presented at the European Congress of Immunology held September 1-4, 2024, in Dublin by Dr. Jorg Wischhusen from Wurzburg University as part of the “INNOVATIVE TECHNOLOGIES AND IMMUNOTHERAPIES” track. The goal of this pre-clinical program is to demonstrate that the product confers neuroprotection in an animal model for Parkinson Disease.

Nutraceuticals:

Yeast beta glucan (YBG) – Immune booster

●	Development of a YBG powder formulation for use as an immune booster has been completed.

Cosmeceuticals:

Avenanthramides (“AVA”) and Oat beta glucan – Wound healing

●	Positive data from a pre-clinical study using AVA and OBG products were presented by Dr. Vince Li, Scientific Director of the Angiogenesis Foundation at the 2024 American Society for Nutrition Annual Meeting held in Chicago at the beginning of July 2024. The pre-clinical data demonstrated that both AVA and OBG accelerate the speed and quality of healing.

Technology Development:

Pressurized Gas eXpanded Technology (“PGX”):

●	Edmonton Main Facility - PGX Scale-Up 50 Liters Vessel: Construction, installation and commissioning is completed. Validation trials using YBG were successfully performed to produce powder formulation. We plan to sell YBG produced from this facility as a nutraceutical in capsulation form.

●	Austria Natex Facility - PGX Scale-Up 100 Liters Vessel: The project is on schedule.

About Pressurized Gas eXpanded Liquid Technology (PGX)

COSCIENS Biopharma’s patented Pressurized Gas eXpanded (PGX) Technology is a unique and disruptive technology with several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value, fine-structured, open-porous polymer structures and novel biocomposites. PGX can make ultra-light, highly porous polymer structures on a continuous basis, which is not possible using today’s conventional technologies. PGX Technology was invented by Dr. Feral Temelli from the Department of Agricultural, Food & Nutritional Science of the University of Alberta (U of A) along with Dr. Bernhard Seifried who worked on the PGX scale-up. The license from U of A provides COSCIENS Biopharma with exclusive worldwide rights in all industrial applications.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of COSCIENS’ lead products is macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). COSCIENS is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

The information in this news release has been prepared as of September 23, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: our goals and expectations regarding the benefits of the merger of Aeterna Zentaris and Ceapro, our ongoing integration efforts and plans to identify synergies and cost reductions, our ability to recruit a successor President and CEO, and the timing of completion of the Company’s Phase 1 safety and tolerability study of Avenanthramides tables, our plans to sell YBG produced from our Edmonton Main Facility.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

ggagnon@ceapro.com

+1 (780) 421-4555

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (908) 824-0775

E: csci@jtcir.com